UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:



     / / Rule 13d-1(b)

     / / Rule 13d-(c)

     /X/ Rule 13d-1(d)






--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1           Name of Reporting Person/I.R.S. Identification Nos. of Above Persons
           (Entities Only)


            Jean Brassard

2           Check the Appropriate Box If a Member of a Group        (a) |_|
            (See Instructions)                                      (b) |X|


3           SEC Use Only




4           Citizenship or Place of Organization


            Canada


       Number of          5         Sole Voting Power
         Shares
      Beneficially                  1,785,100
        Owned by
          Each            6         Shared Voting Power
       Reporting
         Person                     0
          With
                          7         Sole Dispositive Power

                                    450,604

                          8         Shared Dispositive Power

                                    1,334,496

9           Aggregate Amount Beneficially Owned by Each Reporting Person


            1,785,100

10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares |X| (See Instructions)


11          Percent of Class Represented by Amount in Row (9)


            0.7%

12          Type of Reporting Person (See Instructions)


            IN

Item 1(a).        Name of issuer:

              CGI Group Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a).        Name of Person Filing:

              Jean Brassard

Item 2(b).        Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c).        Citizenship:

              Canada

Item 2(d).        Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e).        CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:


         (a) / /  Broker or dealer  registered  under Section 15 of the Exchange
                  Act;

         (b) / /  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act;

         (d) / /  Investment   company   registered   under  Section  8  of  the
                  Investment Company Act;

         (e) / /  An    investment    adviser    in    accordance    with   Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of December 31, 2000. Mr. Brassard may be deemed to have been the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998. The shareholdings reported herein reflect a 2-for-1 stock split as of January 7, 2000.

   (a) Amount beneficially owned:   1,785,100 shares (including 1,334,496 shares
                                    issuable upon conversion of 1,334,496 of the
                                    issuer's  Class B Shares  (multiple  voting)
                                    and  400,000   shares   issuable   upon  the
                                    exercise of options exercisable within 60 days of December 31, 2000).

                                    By virtue of the Second Amended and Restated
                                    Options    Agreement    and    Shareholders'
                                    Agreement   among  the   issuer's   Majority
                                    Shareholders,   BCE  and  Bell  Canada,  the
                                    parties to such  agreement may be considered
                                    a "group" under Rule 13d-5 and, as a result,
                                    Mr.  Brassard  may be  considered  to be the
                                    beneficial  owner  of  shares   beneficially
                                    owned by Serge Godin,  Andre Imbeau and BCE,
                                    Inc. As of December 31, 2000,

                                    (i)      Mr. Godin was  understood to be the
                                             beneficial   owner  of   23,832,191
                                             shares (including 23,007,352 shares
                                             issuable    upon    conversion   of
                                             23,007,352 of the issuer's  Class B
                                             Shares   (multiple    voting)   and
                                             265,000  shares  issuable  upon the
                                             exercise  of  options   exercisable
                                             within  60  days  of  December  31,
                                             2000);

                                    (ii)     Mr. Imbeau was understood to be the
                                             beneficial   owner   of   3,921,885
                                             shares (including  3,477,072 shares
                                             issuable    upon    conversion   of
                                             3,477,072 of the  issuer's  Class B
                                             Shares   (multiple    voting)   and
                                             400,000  shares  issuable  upon the
                                             exercise  of  options   exercisable
                                             within  60  days  of  December  31,
                                             2000); and

                                    (iii)    BCE  was   understood   to  be  the
                                             beneficial   owner  of  120,028,400
                                             shares (including  7,027,606 shares
                                             issuable    upon    conversion   of
                                             7,027,606 of the  issuer's  Class B
                                             Shares (multiple voting)).

                                    Mr. Brassard disclaims beneficial ownership of such shares.

   (b) Percent of class:            0.7% (53.9% including shares as to which
                                    beneficial ownership is disclaimed, as
                                    described above)

   (c) Number of shares as to which such person has:

   (i)      Sole power to vote or direct the vote:                      1,785,100 shares

   (ii)     Shared power to vote or direct the vote:                            0 shares

   (iii)    Sole power to dispose or to direct the disposition of:        450,604 shares

   (iv)     Shared power to dispose or to direct the disposition of:    1,334,496 shares

Item 5.         Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Brassard's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     Not applicable.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2001
                                                     (Date)

                                                 /s/ Jean Brassard
                                                     (Signature)


                                                 Jean Brassard
                                                 (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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